

September 26, 2011

Via E-mail
Michael Rapp, President
Plastron Acquisition Corp. IV
712 Fifth Avenue
New York, NY 10019

    Re: **Plastron Acquisition Corp. IV**
           Amendment No. 1 to Registration Statement on Form 10-12G
           Filed September 6, 2011
           File No. 000-54465

Dear Mr. Rapp:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G/A, filed September 6, 2011

Notes to Financial Statements, page F-7

1. We note your response to comment nine in our letter dated August 22, 2011 and reissue our comment. Please disclose the date through which you have evaluated subsequent events, as well as whether that date is either the date the financial statements were issued or available to be issued, as required pursuant to FASB ASC 855-10-50-1.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: David N. Feldman, Esq.
         Richardson & Patel, LLP
         Via facsimile: (917) 677-8165